Mail Stop 4561

December 27, 2006

Mr. Nayan Kisnadwala
Chief Financial Officer
Fieldstone Investment Corporation
11000 Broken Land Parkway
Columbia, MD 21044

      Re: **Fieldstone Investment Corporation**
                 Form 10-K for the fiscal year ended December 31, 2005
                 Form 10-Q for the quarterly period ended September 30, 2006
                 File No. 000-50938

Dear Mr. Kisnadwala:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Please clarify to us and in future filings the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations. Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

Income Tax (Expense) Benefit, page 79

2. We note your disclosure of an effective tax rate of 59% for the year ended December 31, 2004. It appears from your disclosure that you attribute the higher effective tax rate to amortization of a deferred tax asset established during the fourth quarter of 2003 related to the deferral of income tax expense on the gain from intercompany loans sold from FMC to Fieldstone Investment Corporation. It appears that you have restated your financial statements for the years ended December 31, 2004 and 2003 after you determined that the deferred taxes on the intercompany loan sales should have been amortized as an expense over the life of the underlying loans. Please help us to better understand this transaction, the life of the underlying loans to the transaction and the impact on your effective tax rates for the years ended December 31, 2005 and 2004. Specifically address why the amortization of the deferred tax asset has such a large impact on the effective tax rate during 2004 but does not appear to have a large impact on the 2005 effective tax rate.

Core Financial Measures, page 100

3. We note your disclosure which indicates that core net income and core earnings per share (diluted) are useful because these performance measures exclude gains and losses on derivatives. Please expand your disclosure to provide the more comprehensive disclosures called for in the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to your use of the above mentioned Non-GAAP performance measures. In responding to this comment, specifically clarify in your disclosure why management believes that the exclusion of certain amounts which are included in the most directly comparable GAAP measure result in useful information for your investors. Additionally, please apply this comment to

your use of the Non-GAAP measures "Core net interest income after provision for loan losses", "Core Equity" and "Core Portfolio leverage".

Financial Statements

4. We note that dividends paid have exceeded net cash provided by operating activities during two of the three periods provided in your consolidated statements of cash flows. Please discuss the source(s) of these excess distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

Exhibits 31.1 and 31.2

5. We noted that you have made certain modifications to the exact form of the required certifications including the deletion of the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c). Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q For the Quarterly Period Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

6. In light of the discontinued operations from your former conforming retail and conforming wholesale segments, please add disclosure which describes how management expects the absence of cash flows, or the absence of negative cash flows, to impact future liquidity and capital resources.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant